United States securities and exchange commission logo





                          September 21, 2021

       Laura E. Niklason
       President and Chief Executive Officer
       Humacyte, Inc.
       2525 East North Carolina Highway 54
       Durham, NC 27713

                                                        Re: Humacyte, Inc.
                                                            Registration
Statement Filed on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259624

       Dear Ms. Niklason:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-6001 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kerry Burke, Esq.